SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*


                          Grow Biz International, Inc.

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)
                                   399817 10 5



                                 (CUSIP Number)
                                Sheldon T. Fleck
                          5720 Smetana Drive, Suite 330
                           Minnetonka, Minnesota 55343
                                 (612) 939-3945

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  June 17, 1999


             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                Page 1 of 4 Pages

                                  SCHEDULE 13D
CUSIP No.  399817 10 5                                      Page 2 of 4 Pages


1 NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Sheldon T. Fleck

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.

  NUMBER OF          7         SOLE VOTING POWER
    SHARES                     480,800
 BENEFICIALLY
OWNED BY EACH        8         SHARED VOTING POWER
  REPORTING                    0
 PERSON WITH
                     9         SOLE DISPOSITIVE POWER
                               480,800

                     10        SHARED DISPOSITIVE POWER
                               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     480,800

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.4%

14   TYPE OF REPORTING PERSON*
     IN

                         AMENDMENT NO. 1 TO SCHEDULE 13D

Item 1. Security and Issuer.

         This filing relates to Common Stock of Grow Biz International, Inc. (the "Issuer"), 4200 Dahlberg Drive, Minneapolis, Minnesota 55422-4837.

Item 2. Identity and Background.

        (a)      No change.
        (b)      No change.
        (c)      No change.
        (d)      No change.
        (e)      No change.

Item 3. Source and Amount of Funds or Other Consideration.

         No change.

Item 4. Purpose of the Transaction.

         No change.

Item 5. Interest in Securities of the Issuer.

         Sheldon T. Fleck beneficially owns 480,800 shares of Grow Biz International, Inc. Common Stock representing 9.4% of the shares of Common Stock outstanding.

         Mr. Fleck has sole voting and investment power over all of such shares.

         Mr. Fleck effected the following transactions in the Issuer's Common Stock since his most recent filing on Schedule 13D:

                                                 Number of         Price Per
         Transaction              Trade Date      Shares            Share

         Open market purchase     04/05/99        15,000            $11.67
         Open market purchase     04/05/99        11,000            $12.0625
         Open market purchase     05/06/99         5,000            $10.125
         Open market purchase     05/20/99        15,000            $ 9.0625
         Open market purchase     05/25/99         5,000            $ 9.0625
         Open market purchase     06/17/99        17,700            $ 8.3125

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         None.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date: June 25, 1999.



                                              By:      /s/ Sheldon T. Fleck
                                              Sheldon T. Fleck